Sub-item 77D(g)

Legg Mason BW Global Income Opportunities Fund Inc.
Implements a Managed Distribution Policy

The Fund also announced that the Board of Directors has approved a managed distribution policy for the Fund. The Fund's Board determined that a managed distribution policy that allows the Fund to distribute short- and long-term capital gains throughout the year would be beneficial to investors, as it would allow the Fund to maintain greater investment flexibility in the face of short-term fluctuations in the currency gains and losses from the Fund's non-U.S. currency exposure. The Fund's non-U.S. currency exposure may generate losses that are treated as ordinary losses for tax purposes while the Fund may also realize short and long-term capital gains which may result in the Fund's monthly distributions being reclassified from income to capital gains.

Under the terms of the Fund's new managed distribution policy, the Fund will seek to maintain a consistent distribution level derived from the income generated from the Fund's fixed income investments. Shareholders should note that if the Fund's aggregate net investment income and net realized capital gains are less than the amount of the distributions paid, the difference will be distributed from the Fund's assets and may constitute a return of the shareholder's capital. The Board of Directors may terminate the managed distribution policy at any time. Any such termination could have an adverse effect on the market price of the Fund's shares.

In connection with the adoption of the managed distribution policy, the Fund attempts to estimate the source of its distributions as it declares them. While the Fund's distributions have been set based on the current level of income generated from the Fund's fixed income investments, the Fund estimates that, as of the date of this press release and based on the Fund's tax accounting records which factor in currency fluctuation, approximately 74.73% of the cumulative fiscal year-to-date distributions through November 2012 are sourced from net investment income, 9.95% are sourced from short-term capital gains and 15.32% are sourced from long-term capital gains for income tax purposes. The estimated components of the distributions announced today will be provided to shareholders of record in a separate notice.

This press release is not for tax reporting purposes but is being provided to announce the amount of the Fund's distributions that have been declared by the Board of Directors. In early 2013, after definitive information is available, the Fund will send shareholders a Form 1099-DIV, if applicable, specifying how the distributions paid by the Fund during the prior calendar year should be characterized for purposes of reporting the distributions on a shareholder's tax return (e.g., ordinary income, long-term capital gain or return of capital).

Legg Mason BW Global Income Opportunities Fund Inc., a non-diversified, closed-end management investment company, is managed by Legg Mason Partners Fund Advisor, LLC, a wholly-owned subsidiary of Legg Mason, Inc., and is sub-advised by Brandywine Global Investment Management, LLC, an affiliate of the investment manager.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.lmcef.com

Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

Media Contact: Maria Rosati-(212)-805-6036, mrosati@leggmason.com